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                     First American Investment Funds, Inc.
                                800 Nicollet Mall
                          Minneapolis, Minnesota 55402

                                 August 17, 2009

Securities and Exchange Commission                   VIA EDGAR
100 F Street, N.E.
Washington, D.C. 20549

Re:  First American Investment Funds, Inc.
     Application for Withdrawal of Post-Effective Amendment to
     Registration Statement on Form N-1A
     SEC File Nos. 033-16905 and 811-05309

Ladies and Gentleman:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, First American Investment Funds, Inc. (the "Company") hereby respectfully requests the withdrawal of Post-Effective Amendment No. 96 to its Registration Statement on Form N-1A, filed with the SEC pursuant to Rule 485(a)(1) on July 2, 2009 ("Post-Effective Amendment No. 96"), effective immediately. No securities were sold in connection with Post-Effective Amendment No. 96. A subsequent filing is expected to be made pursuant to Rule 485(a)(1) on or about August 28, 2009, making the filing of Post-Effective Amendment No. 96 unnecessary.

     Please direct any questions with respect to this request to Richard Ertel, Assistant Secretary of the Company, at 612-303-7987.

                                        Sincerely,


                                        /s/ Jeffery M. Wilson

                                        Jeffery M. Wilson
                                        Vice President
                                        First American Investment Funds, Inc.